As Filed with the Securities and Exchange Commission on April 17, 2007

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

___________________

AUSTRALIS AQUACULTURE LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N.A.

(Translation of issuer's name into English)

The Commonwealth of Australia

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, NY 10286

Telephone (212)-495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

¨immediately upon filing

¨on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ¨

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing ordinary shares of Australis Aquaculture Limited.	50 million American Depositary Shares	$.05	$2,500,000	$76.75

(1)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(1) Name and address of Depositary	Introductory Paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner
(ii) The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)
(iii) The collection and distribution of dividends	Paragraphs (12), (14) and (15)
(iv) The transmission of notices, reports and proxy soliciting material	Paragraphs (11), (15) and (16)
(v) The sale or exercise of rights	Paragraph (13)
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (12) and (17)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (20) and (21)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (11)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4), (5), (6) and (8)
(x) Limitation upon the liability of the Depositary	Paragraphs (13), (18) and (22)
(3) Fees and Charges	Paragraph (7)

Item 2.  Available Information

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
2(a) Public reports furnished by Issuer.	Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among Australis Aquaculture Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Shares ("ADSs") issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of ADSs at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 13, 2007.

By:THE BANK OF NEW YORK,

as Depositary

By:

  /s/  Donald P. Glock

Name:  Donald P. Glock

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Australis Aquaculture Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on April 9, 2007.

AUSTRALIS AQUACULTURE LIMITED

  By:

  /s/  Joshua Goldman

Name:  Joshua Goldman

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 9, 2007.

Name

Title

/s/  Joshua Goldman

Joshua Goldman

Joshua Goldman

Managing Director/Chief Executive Officer/

Authorized Representative in the United States

/s/  Jonathan Daen

Jonathan Daen

Jonathan Daen

Chief Financial Officer/Principal Accounting Officer

/s/  Garth Stewart Graham

Garth Stewart Graham

Garth Stewart Graham

Chairman

/s/  Michael Cohen

Michael Cohen

Michael Cohen

Non-Executive Director

/s/  David O’Sullivan

David O’Sullivan

David O’Sullivan

Non-Executive Director

INDEX TO EXHIBITS

Exhibit Number
(1)	Form of Deposit Agreement, dated as of ______________, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of American Depositary Shares issued thereunder.
(4)	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.